UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

On February 22, 2011, Birks & Mayors Inc. (the “Company”) entered into an employment agreement (the “Agreement”) with Deborah Nicodemus, who will begin as Executive Vice President, Chief Merchandising and Marketing Officer effective May 2, 2011. Ms. Nicodemus has extensive merchandising and marketing experience having worked for over fifteen (15) years at several international luxury brands. From 2007, Ms. Nicodemus served as President, Merchandise Planning and Marketing of Berrnico, LLC and from 2004 to 2007, she was the Executive Vice President, Merchandise Planning, Procurement and Marketing of Whitehall Jewellers, Inc.

The Agreement provides Ms. Nicodemus with a base salary of CDN$500,000, an annual cash bonus set at a minimum of CDN$100,000 for fiscal year ending March 31, 2012, and an option to purchase 25,000 shares of the Company’s Class A common stock to vest over three years. In the event that Ms. Nicodemus is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that she receive her salary and certain health benefits for six months and her bonus through the date of termination. Ms. Nicodemus is prohibited from competing with the Company during her employment and for a period of six-months thereafter.

On February 25, 2011, the Company granted Michael Rabinovitch, the Company’s Senior Vice President and CFO, a retention bonus in the amount of $250,000, less any amount of incentive bonuses paid from April 1, 2011 to June 30, 2013, payable on June 30, 2013 following two full years of service, provided that Mr. Rabinovitch is continuously employed through March 31, 2013. If Mr. Rabinovitch’s employment is terminated for any reason other than for cause, death, disability or voluntary resignation, or if the primary place of business of Mr. Rabinovitch is located outside of South Florida or Montreal prior to the payment of the retention bonus, the full retention bonus will be paid.

On March 1, 2011, the Company announced that Joseph A. Keifer plans to retire from the position of Executive Vice President and Chief Operating Officer of the Company, effective May 6, 2011. By mutual agreement, Mr. Keifer will assist in the integration of Ms. Nicodemus and upon Mr. Keifer’s retirement, Mr. Keifer will receive certain compensation and benefits provided under his employment agreement, which is described in the Company’s Management Proxy Circular on Form 6-K filed on with the Securities and Exchange Commission on August 20, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Group Vice President, Legal Affairs
Date: March 23, 2011		and Corporate Secretary